Jack Ehnes Chief Executive Officer

California State Teachers’
Retirement System
7667 Folsom Boulevard
Post Office Box 15275
Board Members	Sacramento, CA 95851-0275
Chair
Carolyn Widener	916.229.3706 Tel
www.calstrs.com
Vice Chair
Dana Dillon

Kathleen Brugger Jerilyn Harris Roger Kozberg Gary Lynes Peter Reinke Elizabeth Rogers Ex Officio Members State Controller John Chiang Director of Finance Michael Genest
Dear Fellow Hewlett-Packard Company Shareholder:

REGARDING:     Proposal Number 3 on the ballot at the annual meeting to be held on March 14, 2007

As one of the largest public employee pension funds in the nation, and as a significant owner of the Hewlett-Packard Company (HP), the California State Teachers’ Retirement System (CalSTRS) has serious concerns regarding the director nomination process that is in place at HP. CalSTRS is sending this letter in support of the shareholder proposal resolution submitted by the AFSCME Employee Pension Plan, the New York State Common Retirement Fund, the Connecticut Retirement Plans and Trust Funds and the North Carolina Equity Investment Pooled Trust and labeled as Proposal Number 3 on the Company’s most recent proxy statement.

CalSTRS believes that this proposal will improve director and management accountability at HP because:

State Treasurer Bill Lockyer	•
This shareholder proposal, if approved by you, would amend the HP Bylaws to require the inclusion of the name of any shareholder nominated candidate for the HP Board of Directors in the Company’s proxy materials.

•
The effect of this Bylaw change would be to allow shareholders to vote on such nominees on HP’s proxy ballot. CalSTRS believes that the continued absence of a legally structured process for access to the Company’s proxy materials allows for the repeat of recent unacceptable and risky events at HP, such as the pretexting and options back-dating scandals.

Superintendent of Public Instruction Jack O’Connell	•
Episodes like this place shareholder value at risk. Shareholders require meaningful participation in the election of their fiduciaries in order to ensure accountability from Board Members and Senior Management. Boards of Directors are the only fiduciaries that shareholders have in the governance structure of the Company: We believe that the independent director fiduciary protection should be reinforced by the right of access to the nomination of independent directors. A process that included shareholders on the front-end of the nomination process would enhance the fiduciary duty of independent directors at the Company.

Proposal Number 3 is a thoughtful resolution:

•
A shareholder nominator must have beneficially owned 3 % or more of HP’s common stock continuously for a minimum of two years. This ensures that only long-term holders will be allowed to use this process.

Proposal Number 3
Page Two

•	The shareholder nominator must provide written notice to the Company’s Corporate Secretary within the time specified in the HP Bylaws. This ensures that the process will be explicit and well-managed.

Proposal Number 3 is respectful of shareholder capital:

•
Under the current governance process at HP, only management and their selected nominees are allowed to participate in the nomination process, despite the fact that shareholder capital is what pays for the process. The current group of executive officers and directors of the Company includes 20 people, yet this group does not own enough holdings in HP to amount to one percent (1%).

•
This proposal would only allow shareholders that have held three percent (3%) or more of HP’s common shares to participate. In dollar terms, this amount of ownership would have a market value of $3.49 billion and represent 81,624,240 shares in the Company.

Shareholder capital deserves meaningful governance participation and representation. Please vote in favor of Proposal Number 3 at the March 14, 2007 annual meeting.

As one of the largest shareholders of Hewlett-Packard with over $500 million in market value, CalSTRS urges you to vote FOR Proposal 3.

Please refer to the proxy statement for more information. If you have any questions, or need assistance in voting your shares, please call The Altman Group, Inc. toll free at (800) 314-9816 or at (201) 460-1200 as they are assisting us with this effort.

Sincerely,

Jack Ehnes
Chief Executive Officer

PLEASE NOTE: The cost of this solicitation is being borne by CalSTRS and by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalSTRS and CalPERS are not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.